                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                            (Amendment No.   1   )*



                             ATCHISON CASTING CORP.
                                (Name of Issuer)




                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)




                                   046613105
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP NO. 046613105




1.
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Harris Associates  Investment Trust,
Series Designated the Oakmark SmallCap Fund  36-4032559


2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                        (a)
                                        (b)


3.
SEC USE ONLY




4.
CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts





NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

5.
SOLE VOTING POWER
None



6.
SHARED VOTING POWER
None



7.
SOLE DISPOSITIVE POWER
None



8.
SHARED DISPOSITIVE POWER
None





9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None


10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%


12.
TYPE OF REPORTING PERSON*
IV


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1(a)            Name of Issuer:
                     Atchison Casting Corp.

     1(b)            Address of Issuer's Principal Executive Offices:
                     400 S. 4th Street
                     Atchison, KS 66002

Item 2(a)            Name of Person Filing:
                     Harris Associates Investment Trust

     2(b)     Address of Principal Business Office or, if none, Residence:
                     Two North LaSalle Street, Suite 500
                     Chicago, IL 60602-3790

     2(c)     Citizenship:
                     The Trust is a Massachusetts business trust.

     2(d)     Title of Class of Securities:
                     Common Stock, $.01 Par Value (the "Shares")

     2(e)     CUSIP Number:
                     046613105

Item 3  If this statement if filed pursuant to Rules 13d-1(b), or 13d-2(b):
                     Not applicable.

Item 4  Ownership (at March 31, 1998):

     4(a)  Amount beneficially owned:
                     None

     4(b)     Percent of Class:
                     0%

     4(c)     Number of shares as to which such person has:

        (i)   sole power to vote or to direct the vote:
                     None

        (ii)  shared power to vote or to direct the vote:
                     None

        (iii) sole power to dispose or to direct the disposition of:
                     None

        (ii)  shared power to dispose or to direct the disposition of:
                     None


Item 5  Ownership of Five Percent or Less of a Class:
                     As of March 31, 1998, the Trust ceased to to be a beneficial owner of more than five percent of any class of securities.

Item 6  Ownership of More than Five Percent on Behalf of Another Person:
                     Not Applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                     Not Applicable

Item 8  Identification and Classification of Members of the Group:
                     Not Applicable.

Item 9  Notice of Dissolution of Group:
                     Not Applicable.

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  April 9, 1998



                         Harris Associates Investment Trust, Series designated the Oakmark Smallcap Fund


                         By:/s/Anita M. Nagler
                         Anita M. Nagler
                         Secretary